S O N F I E L D  &  S O N F I E L D
A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Erin Wilson Legal Assistant erin@sonfield.com

August 8, 2008

Mr. John W. Madison
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 7010
Washington DC 20549-3720

RE:           Deep Down, Inc.

Revised Schedule 14C
Filed July 21, 2008
File No. 0-30351

Form 10-KSB/A
Filed July 21, 2008
File No. 0-30351

Form 10-Q
Filed July 21, 2008
File No. 0-30351

Dear Mr. Madison:

This letter is in response to your comments about the caption filings dated July 30, 2008.  We will address each of your comments in the order presented and, for your convenience; we will restate each of your comments before our response.

In addition to filing with EDGAR the amended 10-KSB/A and this letter as correspondence with EDGAR, we will overnight to you three (3) copies of each with the changes in the amended filings marked.

Form 10-KSB/A filed May 1, 2008 and Form 10-Q filed May 16, 2008

1.
We note your response to our previous comment 1 regarding your disclosure controls and procedures.  Please explain what controls and procedures you have in place to prevent clerical errors of this magnitude from occurring again.

Response:  Our filings are currently prepared internally by our senior accounting staff and reviewed by our CFO and Senior Management.  Once approved by management, our filings are audited and reviewed by our independent registered public accounting firm, our independent SEC legal counsel and an independent accounting consultant.  All changes are then incorporated by our Senior Accountant in charge of SEC disclosure documentation and then returned to each responsible party to ensure all changes have been properly included in the document that is sent to our filing agent.  Once the filing agent has EDGARized the document, it is then reviewed by all parties to ensure the document is ready for filing.  If there are any changes, they are submitted to the filing agent and once incorporated by the filing agent, it is resubmitted to all parties for final approval for those changes.  After all responsible parties have “blessed” the document, the CFO performs a final authorization and review and then authorizes the Company filing.  Management believes this procedure is adequate to ensure a proper filing that should be error-free.  We will be more diligent in our final review process to eliminate future clerical errors of this type.

Schedule 14C filed June 16, 2008

General

2.
We note your response to our previous comment 2 and ask that you provide us, in your response letter, the number of shares of common stock outstanding as of December 31, 2007.  If this number was greater than the number of shares of common stock outstanding as of the Record Date, please explain what happened to the shares in excess of the number outstanding as of the Record Date.  We may have further comment.

Response:  The number of shares of common stock outstanding as of December 31, 2007 is 85,976,526 and is not greater than the number of shares outstanding as of the Record Date.

Executive Compensation, page 2

3.
We note in your response to our previous comment 5 that you stated that you had amended your 10-KSB/A to be consistent with your Schedule 14C; however, a review of your 10-KSB/A indicates that such amendments have not occurred.  Please explain or revise your 10-KSB/A.

Response: We have now amended and re-filed our 10-KSB/A to be consistent with our Schedule 14C except for more current amounts reflected in our Schedule 14C that we felt were not appropriate to reflect in our 10KSB/A.  More specifically, the discussions of the bonus amounts issued to certain officers as a result of the Flotation acquisition and private placement occurring in June 2008, have not been reflected in our 10KSB/A, but have been appropriately reflected in our Form 14C.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Robert L. Sonfield, Jr.
Robert L. Sonfield, Jr.
Managing Director